UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fidelity National Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31620R105
(CUSIP Number)

KEITH MEISTER
CORVEX MANAGEMENT LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31620R105

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,435,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,435,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,435,547*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN; IA

*Includes an aggregate of 14,601,900 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 31620R105

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,435,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,435,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,435,547*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN; HC

*Includes an aggregate of 14,601,900 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 31620R105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, Class A, par value $0.0001 per share (the “Shares”) of Fidelity National Financial, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 601 Riverside Avenue, Jacksonville, Florida 32204.

Item 2.	Identity and Background.

(a)           This statement is filed by Corvex Management LP, a Delaware limited partnership (“Corvex”), with respect to the Shares beneficially owned by it, and Keith A. Meister, as the Managing Partner of Corvex. This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”).  The general partner of Corvex is also controlled by Mr. Meister.

Each of Corvex and Mr. Meister is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal offices of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23 Floor, New York, New York 10019.

(c)           The principal business of Corvex is serving as the investment adviser of the Corvex Funds, whose principal business is investing in securities.  Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.

(d)           None of Corvex, Mr. Meister or any of the Corvex Funds, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Corvex, Mr. Meister or any of the Corvex Funds, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Meister is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used the working capital of the Corvex Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) to purchase the Shares reported herein and to acquire the options referenced in Item 6 in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,833,647 Shares beneficially owned by Corvex is approximately $72,853,064, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 8,189,900 Shares beneficially owned by Corvex is approximately $81,543,034, including brokerage commissions, and of certain call options exercisable into 6,412,000 Shares beneficially owned by Corvex is approximately $70,576,018, including brokerage commissions.

CUSIP NO. 31620R105

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment.  The Reporting Persons are supportive of the Issuer’s announced acquisition of Lender Processing Services and the associated equity offering, transitioning the Issuer into a leading real estate services and technology company.  Certain of the Reporting Persons have had and may continue to have discussions with the Issuer’s management and the board of directors of the Issuer (the “Board”) to discuss the Issuer’s business and strategies.  The Reporting Persons are pleased with their conversations to date with the Board and management and may seek to have additional conversations with the management, Board, stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives including, but not limited to, monetizing and highlighting the value of non-core assets, focusing capital allocation on core real estate services, return of capital to shareholders, enhancing disclosure and investor communications, and general corporate matters.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 228,247,026 Shares outstanding, which is the total number of Shares reported outstanding as of July 31, 2013 in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2013, plus 19,837,500 Shares reported issued and outstanding in a Current Report on Form 8-K filed with the SEC on October 29, 2013.

As of the close of business on October 30, 2013, Corvex may be deemed to be the beneficial owner of 2,833,647 Shares and an aggregate of 14,601,900 Shares underlying the call options referenced in Item 6, constituting collectively approximately 7.0% of the Shares outstanding.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares.  Each of Corvex and Mr. Meister disclaim beneficial ownership of such Shares, except to the extent of its or his pecuniary interest therein.

(b)           Corvex and Mr. Meister may be deemed to have sole power to vote and sole power to dispose of the Shares reported in this Schedule 13D.

CUSIP NO. 31620R105

(c)           The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)           The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Corvex purchased in the over the counter market American-style call options referencing an aggregate of 8,189,900 Shares, which have an exercise price of $15.00 per Share and expire on August 29, 2014.  Corvex also purchased in the over the counter market American-style call options referencing an aggregate of 6,412,000 Shares, which have an exercise price of $16.00 per Share and expire on October 31, 2014.

Corvex sold in the over the counter market European-style put options referencing an aggregate of 8,189,900 Shares at an exercise price of $15.00 per Share, which expire on the earlier of August 29, 2014 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.  Corvex also sold in the over the counter market European-style put options referencing an aggregate of 6,412,000 Shares at an exercise price of $16.00 per Share, which expire on the earlier of October 31, 2014 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

On October 30, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among Corvex Management LP and Keith Meister dated October 30, 2013.

CUSIP NO. 31620R105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

/s/ Keith Meister
KEITH MEISTER

CUSIP NO. 31620R105

SCHEDULE A

Transactions by the Reporting Persons in the Shares During the Past Sixty Days

The following table sets forth all transactions with respect to the Shares by or on behalf of the Reporting Persons effected in the sixty days immediately prior to the Reporting Persons’ acquisition of in excess of 5% of the Shares outstanding. Except as otherwise noted below, all such transactions were purchases or sales effected in the open market and the table includes commissions paid in per share prices.

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share/ Premium per Option($)	Date of Purchase/Sale

Purchase of Common Stock	250,000	26.44	10/02/2013
Purchase of Common Stock	225,000	26.34	10/03/2013
Purchase of Common Stock	1,200,000	26.75	10/24/2013
Purchase of Common Stock	400,000	27.60	10/25/2013

Purchase of Call Options	225,000(1)	9.29(2)	08/21/2013
Purchase of Call Options	255,100(1)	9.30(2)	08/22/2013
Purchase of Call Options	234,100(1)	9.37(2)	08/23/2013
Purchase of Call Options	96,200(1)	9.60(2)	08/26/2013
Purchase of Call Options	311,200(1)	9.21(2)	08/27/2013
Purchase of Call Options	129,200(1)	9.19(2)	08/28/2013
Purchase of Call Options	300,600(1)	9.13(2)	08/29/2013
Purchase of Call Options	150,000(1)	8.88(2)	08/30/2013
Purchase of Call Options	114,900(1)	9.47(2)	09/03/2013
Purchase of Call Options	138,700(1)	9.76(2)	09/04/2013
Purchase of Call Options	183,900(1)	9.57(2)	09/05/2013
Purchase of Call Options	90,300(1)	9.80(2)	09/06/2013
Purchase of Call Options	202,000(1)	9.96(2)	09/09/2013
Purchase of Call Options	271,100(1)	9.88(2)	09/10/2013
Purchase of Call Options	220,400(1)	9.81(2)	09/11/2013
Purchase of Call Options	187,300(1)	9.37(2)	09/12/2013
Purchase of Call Options	353,800(1)	10.37(2)	09/17/2013
Purchase of Call Options	299,200(1)	11.01(2)	09/18/2013
Purchase of Call Options	278,000(1)	11.13(2)	09/19/2013
Purchase of Call Options	321,100(1)	10.94(2)	09/20/2013
Purchase of Call Options	159,400(1)	10.87(2)	09/23/2013
Purchase of Call Options	29,600(1)	10.95(2)	09/24/2013
Purchase of Call Options	250,000(1)	11.66(2)	09/26/2013
Purchase of Call Options	219,000(1)	11.49(2)	09/27/2013
Purchase of Call Options	250,000(1)	11.52(2)	09/30/2013
Purchase of Call Options	250,000(1)	11.73(2)	10/01/2013

CUSIP NO. 31620R105

Purchase of Call Options	127,000(3)	10.22(4)	10/04/2013
Purchase of Call Options	125,000(3)	10.07(4)	10/10/2013
Purchase of Call Options	1,000,000(3)	10.58(4)	10/21/2013
Purchase of Call Options	1,050,000(3)	10.82(4)	10/22/2013
Purchase of Call Options	700,000(3)	10.66(4)	10/23/2013
Purchase of Call Options	2,200,000(3)	11.11(4)	10/24/2013
Purchase of Call Options	600,000(3)	11.56(4)	10/25/2013
Purchase of Call Options	115,000(3)	11.79(4)	10/28/2013
Purchase of Call Options	220,000(3)	11.92(4)	10/29/2013
Purchase of Call Options	275,000(3)	11.91(4)	10/30/2013

Sale of Common Stock	(1,700,000)	27.02	10/24/2013

Sale of Put Options	(225,000)(5)	0.01(6)	08/21/2013
Sale of Put Options	(255,100)(5)	0.01(6)	08/22/2013
Sale of Put Options	(234,100)(5)	0.01(6)	08/23/2013
Sale of Put Options	(96,200)(5)	0.01(6)	08/26/2013
Sale of Put Options	(311,200)(5)	0.01(6)	08/27/2013
Sale of Put Options	(129,200)(5)	0.01(6)	08/28/2013
Sale of Put Options	(300,600)(5)	0.01(6)	08/29/2013
Sale of Put Options	(150,000)(5)	0.01(6)	08/30/2013
Sale of Put Options	(114,900)(5)	0.01(6)	09/03/2013
Sale of Put Options	(138,700)(5)	0.01(6)	09/04/2013
Sale of Put Options	(183,900)(5)	0.01(6)	09/05/2013
Sale of Put Options	(90,300)(5)	0.01(6)	09/06/2013
Sale of Put Options	(202,000)(5)	0.01(6)	09/09/2013
Sale of Put Options	(271,100)(5)	0.01(6)	09/10/2013
Sale of Put Options	(220,400)(5)	0.01(6)	09/11/2013
Sale of Put Options	(187,300)(5)	0.01(6)	09/12/2013
Sale of Put Options	(353,800)(5)	0.01(6)	09/17/2013
Sale of Put Options	(299,200)(5)	0.01(6)	09/18/2013
Sale of Put Options	(278,000)(5)	0.01(6)	09/19/2013
Sale of Put Options	(321,100)(5)	0.01(6)	09/20/2013
Sale of Put Options	(159,400)(5)	0.01(6)	09/23/2013
Sale of Put Options	(29,600)(5)	0.01(6)	09/24/2013
Sale of Put Options	(250,000)(5)	0.01(6)	09/26/2013
Sale of Put Options	(219,000)(5)	0.01(6)	09/27/2013
Sale of Put Options	(250,000)(5)	0.01(6)	09/30/2013
Sale of Put Options	(250,000)(5)	0.01(6)	10/01/2013

Sale of Put Options	(127,000)(7)	0.01(8)	10/04/2013
Sale of Put Options	(125,000)(7)	0.01(8)	10/10/2013
Sale of Put Options	(1,000,000)(7)	0.01(8)	10/21/2013
Sale of Put Options	(1,050,000)(7)	0.01(8)	10/22/2013
Sale of Put Options	(700,000)(7)	0.01(8)	10/23/2013
Sale of Put Options	(2,200,000)(7)	0.01(8)	10/24/2013
Sale of Put Options	(600,000)(7)	0.01(8)	10/25/2013
Sale of Put Options	(115,000)(7)	0.01(8)	10/28/2013
Sale of Put Options	(220,000)(7)	0.01(8)	10/29/2013
Sale of Put Options	(275,000)(7)	0.01(8)	10/30/2013

CUSIP NO. 31620R105

(1)	Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on August 29, 2014.

(2)
This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $15.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(3)	Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on October 31, 2014.

(4)
This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $16.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(5)
Represents shares underlying European-style put options sold in the over the counter market. These put options expire on the earlier of August 29, 2014 or the date on which the corresponding American-style call option described in footnote 1 is exercised.

(6)
This amount represents the proceeds received from an applicable European-style put option to sell one Share. The per share exercise price of these put options is $15.00. The exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to the exercise of the options.

(7)
Represents shares underlying European-style put options sold in the over the counter market. These put options expire on the earlier of October 31, 2014 or the date on which the corresponding American-style call option described in footnote 3 is exercised.

(8)
This amount represents the proceeds received from an applicable European-style put option to sell one Share. The per share exercise price of these put options is $16.00. The exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to the exercise of the options.